

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT



04028321

May 3, 2004

Lisa Snow, Esq.
Vice President and Chief Counsel
College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206

Re: College Retirement Equities Fund ("Fund")
Shareholder Proposal of Joseph M. Belth

Dear Ms. Snow:

In a letter dated February 24, 2004, you notified the staff of the Securities and Exchange Commission ("Commission") that the Fund intends to exclude from its proxy materials for its 2004 annual meeting a shareholder proposal submitted by letter dated February 10, 2004, from Joseph M. Belth. The proposal provides:

> THEREFORE BE IT RESOLVED that CREF participants recommend that Mr. Allison and the appropriate boards, including the Board of Overseers, take the steps necessary to change the arrangement to a transfer solely for administration, with TIAA-CREF retaining its obligations to its long-term care insurance policyholders, retaining absolute and final authority over future changes in premiums on its long-term care insurance policies, retaining absolute and final authority over claim denials, claim settlements, and claim terminations, and retaining absolute and final authority over any subsequent transfer of its long-term care insurance business from MetLife to another company.

You request confirmation that we would not recommend enforcement action to the Commission if the Fund excludes the proposal in reliance on Rule 14a-8(i)(5) under the Securities Exchange Act of 1934. Rule 14a-8(i)(5) permits a company to exclude a shareholder proposal from its proxy statement if it relates to operations which account for less than 5% of the company's total assets, net earnings, and gross sales, and is not otherwise significantly related to the company's business.

There appears to be some basis for your view that the Fund may exclude the proposal under Rule 14a-8(i)(5). Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(5).

Because our position is based upon the facts recited in your letter, different facts or conditions or additional facts or conditions may require a different conclusion. Further, this response only expresses our position on enforcement action under Rule 14a-8 and does not express any legal conclusion on the issues presented. In considering your request, we have not found it necessary to reach the other bases for omission upon which you rely.

We note that the Fund did not file its reasons to exclude at least 80 calendar days before the date on which it intends to file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant the Fund's request that the 80-day requirement be waived.

I refer you to our letter to the Fund dated May 3, 2004 regarding a shareholder proposal submitted by Abigail A. Fuller, to which we have attached a brief description of the Division of Investment Management's informal procedures regarding shareholder proposals. If you have any questions regarding this matter, please contact the undersigned at (202) 942-0621.

Sincerely,



Sonny Oh
Staff Attorney
Office of Insurance Products



College Retirement Equities Fund
730 Third Avenue
New York, NY 10017-3206
212-490-9000

Lisa Snow
Vice President and Chief Counsel
(212) 916-5541
(212) 916-5760 FAX
lsnow@tiaa-cref.org

February 24, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 5th Street, NW
Washington, DC 20054

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Joseph M. Belth

Dear Mr. Kotapish:

The College Retirement Equities Fund ("CREF") hereby gives notice to the staff of the Securities and Exchange Commission (the "Staff") of CREF's intention to omit from its proxy statement and form of proxy ("2004 Proxy Materials") a shareholder proposal and supporting statement which was submitted to CREF by Joseph M. Belth (the "Proponent" or "Belth") dated February 10, 2004 (the "Proposal") for its 2004 annual meeting of shareholders.[1] Please be advised that pursuant to Rule 14a-8(j), CREF has simultaneously notified the Proponent of its intent to omit the Proposal from the 2004 Proxy Materials by a copy of this letter.

The Proposal requests CREF to make specific changes to a proposed transaction entered into by Teachers Insurance and Annuity Association ("TIAA") and its indirectly owned subsidiary TIAA-CREF Life Insurance Company ("T-C Life"). A copy of the proposal is attached hereto as Appendix A.

We request the Staff to confirm that it will not recommend that enforcement action be taken if CREF omits the Proposal from its proxy materials.[2] We believe that the Proposal may

[1] Unlike most other registered open-end investment companies, CREF voluntarily holds an annual meeting of its shareholders even though it is not required to do so under the Investment Company Act of 1940 or state law. This year, including the Proposal, CREF has received a total of 10 shareholder proposals for inclusion in its proxy materials.

[2] CREF respectfully requests that the Staff waive the requirement under Rule 14a-8(j) that the company file its reasons for excluding the Proposal no later than 80 calendar days before it files its definitive form of proxy with the Commission. The annual meeting of CREF has been historically held in November. The proxy statement for the 2003 annual meeting specifically noted that CREF was considering holding the 2004 annual meeting at an earlier date. CREF shareholders were subsequently notified that the annual meeting would be held in June 2004, and that the deadline for receiving shareholder proposals was February 12, 2004, allowing sufficient time for shareholder proposals to be submitted. CREF intends to file its definitive proxy statement on or about May 7, 2004 in order to print and mail the over 2 million proxy materials required for this year's annual meeting.

be omitted because CREF is not a party to the proposed transaction, as described herein, pursuant to subparagraphs (i)(6), (i)(7), (i)(5), and (i)(11) of Rule 14a-8.

Background

CREF. CREF was organized as a stand-alone nonprofit membership corporation under a special act of the New York legislature in 1952. CREF has seven members, known individually as "Overseers" and referred to collectively as the CREF Board of Overseers. The CREF Board of Overseers have authority to amend certain CREF governing documents, set the date of the policyholder annual meeting, and define certain matters related to policyholder voting. CREF's governing documents require that the business affairs of CREF be managed by its Board of Trustees (the "CREF Trustees").

In 1988, CREF registered under the Investment Company Act of 1940, as amended, (the "1940 Act") as an open-end diversified management company and filed a registration statement with the Securities and Exchange Commission (the "Commission") for certain of its variable annuity certificates. The CREF Trustees function as CREF's board for 1940 Act purposes. As disclosed in its proxy statement for its annual meeting held on December 15, 2003, CREF currently has eight trustees, all of whom are "disinterested."

CREF is a "companion" organization to Teachers Insurance and Annuity Association ("TIAA"). CREF issues variable annuities to support education, research and other nonprofit institutions and their employees, and TIAA issues guaranteed annuities and other products to those same constituents. Together TIAA and CREF comprise the principal retirement system for the nation's education and research communities.

TIAA is a nonprofit stock life insurance company, with its own board of trustees, none of whom are trustees of CREF. TIAA's stock is wholly owned by a New York Not-For-Profit membership corporation, the TIAA Board of Overseers. The TIAA Board of Overseers has seven members who also serve as its trustees. Under the terms of CREF Constitution, those seven member/trustees are the same individuals who are members of the CREF Board of Overseers.

CREF has no control over or authority with respect to TIAA. As discussed above, CREF and TIAA are separately managed corporations. While CREF, TIAA, and TIAA's subsidiaries are sometimes referred to collectively as "TIAA-CREF" or the "TIAA-CREF group of companies," there is no legal entity that goes by this name.

Transaction with Metropolitan Life Insurance Company. TIAA and T-C Life have entered into a definitive agreement with Metropolitan Life Insurance Company ("MetLife") under which, after regulatory approval, the companies will enter into a series of agreements including an (i) Administrative Agreement for MetLife to service the Long Term Care business of TIAA and T-C Life, (ii) an Indemnity Reinsurance Agreement where TIAA and T-C Life will cede to MetLife 100% of the Long Term Care liability, and (iii) an Assumption Reinsurance

Agreement where, after appropriate filings in each jurisdiction, MetLife will begin, in 2005, the process of offering the TIAA and T-C Life policyholders the option of transferring the liability for their policies from TIAA and T-C Life to MetLife (collectively, the "LTC Transaction").

As of the date hereof, the LTC Transaction has not been approved by any regulators. Once the required approvals are obtained, it is expected that the Indemnity Reinsurance Agreement will take effect. Sometime thereafter, the parties expect MetLife to begin administering the day-to-day operations of the business. As the business will still be insured by TIAA and T-C Life, TIAA and T-C Life will retain ultimate authority over the policies and responsibility for the acts of MetLife, as Administrator. Some time later, the parties expect that MetLife will provide a disclosure document outlining the terms of the Assumption Reinsurance Agreement and the effect of the offer that will be made to each policyholder to replace TIAA or T-C Life with MetLife. At this time, the parties expect that TIAA and T-C Life policyholders will have the opportunity to accept or reject the proposed transaction with MetLife. Those who accept the offer from MetLife will become MetLife policyholders and not TIAA or T-C Life policyholders. Those who do not accept the offer are expected to remain TIAA or T-C Life policyholders. The policies of those policyholders who do not accept the MetLife offer will be administered by MetLife but since these policies will be TIAA or T-C Life policies, TIAA or T-C Life will retain ultimate authority over the policies and responsibility for the acts of MetLife.

I. The Proposal may be excluded pursuant to Rule 14a-8(i)(6)

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal that "the company would lack the power or authority to implement." The action required by the Proponent in the Proposal relates to matters over which CREF has absolutely no control or influence. As described above, TIAA and CREF are separate and distinct legal entities who have a common mission. They were created under different laws at different times and are regulated differently. Each of TIAA and CREF has its own distinct board of trustees, which oversees the operations of its respective company. The fact that the individuals who serve on the CREF Board of Overseers are members of the TIAA Board of Overseers does not affect this conclusion. CREF's Trustees are elected by CREF participants and are not appointed or elected by the CREF Board of Overseers. Neither the CREF Board of Overseers nor the CREF's Trustees has authority over TIAA or its subsidiaries. Thus, TIAA is not subject to CREF's influence or control and CREF does not have the authority to require TIAA to undertake the various items listed in the Proposal.

The Staff has consistently permitted the exclusion of proposals that seek to have companies perform tasks that they do not have the authority to perform. In particular, the Staff has acknowledged Rule 14a-8(i)(6) as an appropriate basis for exclusion where a proposal would require intervening actions by third parties which are not subject to the company's control.[3] The

[3] See Pacific Gas and Electric Company (Feb. 14, 1984) (where the company successfully argued that the proposal implied "an action ... proposed to be taken by a party independent of the issuer and over which it has no control."); Gannett Co., Inc. (Mar. 16, 1983); and Release No. 34-40018 (May 21, 1998) at note 20. See also, Putnam High Income Convertible and Bond Fund (April 6, 2001) (allowing a company to omit a proposal that unilaterally required the reduction of contractual advisor fees).

Staff has consistently agreed that proposals that require a third party to cooperate may properly be excluded from a company's proxy materials.[4] A company may even exclude a shareholder proposal requiring a third party's cooperation if it exerts some, but only limited, influence over the third party.[5]

In the instant matter, CREF is not a party to the LTC Transaction and neither CREF's Trustees, who are responsible for overseeing CREF's operations, nor CREF's Board of Overseers have authority to affect the manner in which TIAA conducts its business. For this reason, CREF lacks the power or authority to implement the Proposal and, accordingly, the Proposal may properly be omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(6).

II. Additional Arguments

CREF believes that the Proposal should be excluded based on the fact that CREF lacks the power or authority to affect the LTC Transaction, as noted above. Putting aside this fact for the sake of argument, however, the following additional grounds for excluding the Proposal are set forth below.

A. The Proposal may be excluded pursuant to Rule 14a-8(i)(7)

1. The Proposal relates to ordinary business operations.

Pursuant to Rule 14a-8(i)(7), CREF can omit a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." The Proposal requests CREF to make specific changes to the LTC Transaction and illustrates the type of interference with the conduct of ordinary business operations that Rule 14a-8(i)(7) is designed to prohibit.

Even if the Proposal were directed to a board with proper oversight over the LTC Transaction, it would still be inappropriate under Rule 14a-8(i)(7) because it would represent an attempt to put before the shareholders a matter relating to the company's ordinary course of business.

In Release No.34- 40018 (May 21, 1998) (the "Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of the proposal -- the Release provides that "certain tasks are so

---

[4] See FPL Group, Inc. (Feb. 23, 1989)(allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror) and American Telephone and Telegraph Company (Dec. 14, 1988) (allowing a company to omit a proposal because the directors would not be able to control the terms of an offer made by an independent offeror).

[5] See Harsco Corporation (Feb. 16, 1988)(allowing a company to omit a proposal because the company lacked the power or authority to control activities of a foreign entity in which it was a minority shareholder); Firestone Tire & Rubber Co. (Dec. 31, 1986) (allowing a company to omit a proposal because the company lacked the power or authority to control activities of a foreign entity in which it was a minority shareholder); and American Electric Power Co. (Feb. 5, 1985) (allowing a company to omit a proposal relating to completion of a plant owned jointly by the company and two unaffiliated companies).

fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[6]. The second consideration relates to the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[7]

The Staff has regularly determined that, consistent with state corporate law, the sale of a non-core business or asset is not an extraordinary transaction, and is excludable as an ordinary business matter.[8]

Assuming for the sake of argument that the Proposal were being considered for inclusion on a hypothetical TIAA proxy ballot instead of on the CREF ballot,[9] the Proponent's request for changes to the LTC Transaction should be analyzed as if the Proponent requested the disposition of certain corporate assets since the LTC Transaction does not involve the disposition of "all or substantially all of the assets" of TIAA. In fact, the premiums associated with the LTC Transaction amount to less than one percent of TIAA and T-C Life's annual premiums[10] and, as noted above, do not relate at all to the operations of CREF.

The Staff has allowed companies to exclude proposals pursuant to Rule 14a-8(i)(7) related to the investment and application of corporate assets[11] and the sale of part of a company.[12] The nature of the Proposal implicates the core management function of determining how corporate assets are best allocated. It is the responsibility of a corporation's management and its board to decide which of the various possible strategies present the best use of corporate assets and negotiate the terms of any such transaction. The Proposal asks the parties to the LTC Transaction to redact certain key terms of the proposed transaction and instead, insert new provisions as noted in the Proposal. Stripping the respective boards and management of the

---

[6] Id.

[7] Id. (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

[8] See, e.g., Lancer Corporation (Mar. 10, 2003); Archon Corporation (Mar. 10, 2003); and Virginia Capital Bancshares (Jan. 16, 2001).

[9] TIAA is not subject to Section 12 of the Securities Exchange Act of 1934 and the proxy rules.

[10] Long-term care contracts have been issued by both TIAA and T-C Life. For the 2003 calendar year, TIAA long-term care premiums constituted approximately 0.6% of TIAA's total premiums and annuity considerations, T-C Life's long-term care premiums constituted approximately 2.3% of T-C Life's total premiums and annuity considerations, and TIAA and T-C Life's combined long-term care premiums constituted approximately 0.7% of TIAA and T-C Life's combined total premiums and annuity considerations.

[11] See, e.g., General Motors Corp. (Mar. 31, 1988) and Sears & Roebuck (Mar. 10, 1987).

[12] See, e.g., Sears & Roebuck (February 7, 200) (allowing the company to exclude a proposal requesting that the board of directors take the needed steps "to arrange for the sale of all parts of the company") and General Electric Company (Jan. 22, 2001).

discretionary power to allocate resources as they see fit, would deprive them of a central business responsibility that is both "ordinary" as well as necessary.

In addition, a decision regarding the disposition or retention of the long-term care policies requires certain business expertise and knowledge about TIAA in order to make an informed decision. Such a decision is precisely the kind of complex matter which should not be left to the shareholders of TIAA, and certainly not to the shareholders of CREF through a "back door" into TIAA's own governance processes. Based on the foregoing, the Proposal would be properly omitted from the 2004 Proxy Materials pursuant to Rule 14a-8(i)(7), even if, hypothetically, it were being considered for inclusion on a TIAA proxy ballot.

2 <u>The Proposal does not relate to any significant social policy.</u>

The Staff has noted that when a proposal involves significant social policies, it may be included even if it might otherwise be excluded under Rule 14a-8(i)(7). The Staff has determined that shareholder proposals involve significant social policies when they involve issues that engender widespread debate,[13] media attention[14] and legislative and regulatory initiatives.[15] The Proposal does not raise such issues and, therefore, does not relate to any significant social policy issues.

B. The Proposal may be excluded pursuant to Rule 14a-8(i)(5)

Rule 14a-8(i)(5) permits the exclusion of a proposal that relates to operations which (i) account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, (ii) account for less than 5 percent of its net earnings for the most recent fiscal year, (iii) account for less than 5 percent of its gross sales for its most recent fiscal year, and (iv) is not otherwise significantly related to the company's business.

As noted previously, the operations referred to in the Proposal are not CREF operations – they are operations of TIAA and T-C Life. Even if the proposal were being considered for inclusion on a hypothetical TIAA proxy ballot, however, the LTC Transaction would not relate to operations exceeding the percentage thresholds described above.

The Staff has generally interpreted the phrase "otherwise significantly related to the company's business" to require proposals that raise significant policy issues to be included in proxy materials despite the fact that they implicate less than 5% of a company's assets.[16] Proposals that raise a significant policy issue are deemed to be significantly related to a

---

[13] Staff Legal Bulletin No. 14A (July 12, 2002) (noting that the presence of widespread public debate regarding an issue is among the factors considered in determining whether the issue involves a significant social policy) and <u>E.I. du Pont de Nemours and Company</u> (Mar. 6, 2000).

[14] <u>The Coca-Cola Company</u> (Feb. 7, 2000).

[15] <u>Synopsis, Inc.</u> (July 12, 2002).

[16] <u>See</u> Rel. No. 34-19135 (Oct. 14, 1982).

company's business despite the fact that they may account for a very small amount of the company's operations because if they are a matter of significant social attention they may stir up a level of sentiment in shareholders that is not proportionate to the level of the company's involvement. Thus, shareholders would want the opportunity to vote on the matter. However, as discussed above, the Proposal does not raise a significant policy issue. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(5).[17]

C. The Proposal may be excluded pursuant to Rule 14a-8(i)(11)

Rule 14a-8(i)(11) provides that a proposal may be omitted if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting." The purpose of the rule is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other. Release No. 34-12999 (Nov. 22, 1976), referring to Rule 14a-8(c)(11), the predecessor to current Rule 14a-8(i)(11). The Staff consistently has interpreted Rule 14a-8(i)(11) to permit companies to exclude similar proposals that are not identical where the core issues are the same.[18]

CREF received the Proposal on February 10, 2004. The Proposal is similar to a proposal CREF received from Mr. Jeremy J. Stone (the "Stone Proposal") on February 5, 2004. The principal thrust of both the Stone Proposal and the Belth Proposal are the same – the reversal of the LTC Transaction, notwithstanding that they are worded differently. CREF has addressed its reasons for excluding the Stone Proposal is a separate letter to the Staff. However, it is important to note that any differences between the two proposals are immaterial and, we believe, less significant than those the Staff previously has addressed in proposals determined to be substantially duplicative. Including both the Stone Proposal and the Belth Proposal would frustrate the purpose of the Rule by forcing shareholders to consider two substantially duplicative proposals in the same year.

The Company received the Stone Proposal first, and, unless the Staff grants its request for no-action relief for the Stone Proposal, intends to include it in its 2004 Proxy Materials. Based on the foregoing, we respectfully request that the Staff not recommend any enforcement action if the Company omits the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(11).

III. Conclusion

In view of the foregoing, CREF respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from its proxy materials for its 2004 annual meeting.

---

[17] See Hewlett-Packard Company (Jan. 7, 2003) (allowing exclusion of a proposal regarding a company's business in Israel based on Rule 14a-8(i)(5)).

[18] See, Siebel Systems, Inc. (April 15, 2003); Sprint Corporation (Feb. 1, 2000); and Pacific Gas & Electric Company (Feb. 1, 1993).

If you have any questions concerning our request or require any additional information, please contact the undersigned at (212) 916-5541.

Sincerely,



Lisa Snow

cc: Joseph M. Belth

PARTICIPANT PROPOSAL

[Relating to transfer of long-term care insurance business to MetLife]

Joseph M. Belth, 5125 North Starnes Road, Bloomington, IN 47404, owning more than 1,000 accumulation units in the CREF Stock Account, has given notice that he intends to present the following resolution at the annual meeting:

WHEREAS, TIAA-CREF recently announced its decision to transfer its long-term care insurance business to MetLife;

WHEREAS, Herbert M. Allison, Jr., President and Chief Executive Officer of CREF, devoted six paragraphs to the decision in his opening remarks at the CREF annual meeting on December 15, 2003;

WHEREAS, most of TIAA-CREF's 46,000 long-term care insurance policyholders probably are CREF participants;

WHEREAS, TIAA-CREF is a not-for-profit organization operated for the benefit of its participants and has a long history of placing the interests of its participants ahead of all other interests;

WHEREAS, MetLife is a for-profit organization operated for the benefit of its shareholders;

WHEREAS, most CREF participants who chose TIAA-CREF for long-term care insurance probably did so because of their confidence in TIAA-CREF and because of TIAA-CREF's stellar reputation for loyalty to its participants;

WHEREAS, each TIAA-CREF long-term care insurance policyholder will be asked to consent to the transfer to MetLife of TIAA-CREF's obligations to the policyholder because TIAA-CREF cannot avoid its contractual obligations to a policyholder without the consent of the policyholder; and

WHEREAS, any possible advantages to the policyholder of giving consent are far outweighed by disadvantages including but not limited to the policyholder's loss of TIAA-CREF's not-for-profit orientation, TIAA-CREF's loss of control over claim decisions relating to TIAA-CREF's long-term care insurance, TIAA-CREF's loss of control over future changes in premiums on TIAA-CREF's long-term care insurance policies, TIAA-CREF's loss of control over subsequent transfers of TIAA-CREF's long-term care insurance business to other companies, the possible loss of voting rights by TIAA-CREF long-term care insurance policyholders, and MetLife's lower financial strength ratings than those held by TIAA-CREF;

THEREFORE BE IT RESOLVED that CREF participants recommend that Mr. Allison and the appropriate boards, including the Board of Overseers, take the steps necessary to change the arrangement to a transfer solely for administration, with TIAA-CREF retaining its obligations to its long-term care insurance policyholders, retaining absolute and final authority over future changes in premiums on its long-term care insurance policies, retaining absolute and final authority over claim denials, claim settlements, and claim terminations, and retaining absolute and final authority over any subsequent transfer of its long-term care insurance business from MetLife to another company.

Joseph M. Belth
5125 North Starnes Road
Bloomington, IN 47404

February 27, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20054

SENT BY FAX TO (202) 628-0760

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Joseph M. Belth

Dear Mr. Kotapish:

On February 10, I submitted to the College Retirement Equities Fund ("CREF") a shareholder proposal to be included in the proxy statement for CREF's 2004 annual meeting. On February 24, CREF wrote to you explaining why it intends to omit my proposal from the proxy statement. I plan to submit a response.

According to the rules, I am supposed to submit my response "as soon as possible after the company makes its submission." I had intended to submit my response within seven calendar days of receiving a copy of CREF's letter to you. However, I have encountered a roadblock.

On February 5, Jeremy J. Stone submitted to CREF a proposal on the same subject as my proposal, but with a different thrust. Mr. Stone's proposal is discussed on page 7 of CREF's letter to you regarding my proposal. On February 18, CREF wrote to Mr. Stone and asked him to revise his proposal within 14 days. On February 24, without waiting for Mr. Stone's revised proposal, CREF wrote to you explaining why it intends to omit Mr. Stone's original proposal from the proxy statement. On February 25, within the period CREF had specified, Mr. Stone submitted to CREF a significantly revised version of his proposal.

I cannot prepare my response until I see CREF's revised letter to you concerning Mr. Stone's revised proposal. George Djurasovic of CREF said he will send me a copy of CREF's revised letter to you concerning Mr. Stone's revised proposal. I plan to submit my response within seven calendar days of my receipt of CREF's revised letter.

Please contact me if there is a problem with my planned procedure. My telephone number is (812) 876-6590. My fax number is (812) 876-6795. Thank you.

Sincerely yours,



Joseph M. Belth

cc: George Djurasovic, Esq.
Mr. Jeremy J. Stone

Joseph M. Belth
5125 North Starnes Road
Bloomington, IN 47404

March 1, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20054

SENT BY FAX TO (202) 628-0760

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Joseph M. Belth

Dear Mr. Kotapish:

On February 10, I submitted to the College Retirement Equities Fund ("CREF") a shareholder proposal to be included in the proxy statement for CREF's 2004 annual meeting. On February 24, CREF wrote to you explaining why it intends to omit my proposal from the proxy statement.

Enclosed is my response. I am sending the original and five copies to you today by Federal Express, priority overnight. Thank you for your assistance.

Sincerely yours,



Joseph M. Belth

Enclosure (11 pages)

cc: George Djurasovic, Esq.
Mr. Jeremy J. Stone

Joseph M. Belth
5125 North Starnes Road
Bloomington, IN 47404

March 1, 2004

William J. Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20054

BY FEDERAL EXPRESS

Re: College Retirement Equities Fund's Omission of Shareholder Proposal of Joseph M. Belth

Dear Mr. Kotapish:

I am professor emeritus of insurance at Indiana University and editor of *The Insurance Forum*, an independent periodical. See Appendix A for a brief biographical sketch.

On February 10, 2004, I submitted to the College Retirement Equities Fund ("CREF") a shareholder proposal to be included in the proxy statement for CREF's 2004 annual meeting. On February 24, CREF wrote to you explaining why it intends to omit my proposal from the proxy. My proposal should be included in the proxy for the reasons stated in this letter, which is written without the assistance of counsel.

Background

CREF says it "is not a party to the proposed transaction," and describes the relationships among CREF, Teachers Insurance and Annuity Association ("TIAA"), and TIAA's indirectly owned subsidiary, TIAA-CREF Life Insurance Company ("T-C Life"). CREF says it "has no control over or authority with respect to TIAA" and "CREF and TIAA are separately managed corporations." Yet many senior officers of CREF hold the same or similar positions with TIAA. Some of them also hold important positions with T-C Life. See Appendix B.

CREF says the various entities are "sometimes referred to collectively as 'TIAA-CREF'" but "there is no legal entity that goes by this name." Yet the organizations generally present themselves as a single entity called "TIAA-CREF." For example, owners of TIAA and T-C Life long-term care insurance policies were first informed of the transfer to Metropolitan Life Insurance Company ("MetLife") in a letter dated November 20, 2003. The letter uses the TIAA-CREF logo, TIAA-CREF is mentioned repeatedly, and the entity that sent the letter is not indicated. See Appendix C.

As another example, I own TIAA and CREF annuity contracts. Each quarterly statement shows the TIAA-CREF logo at the top and includes all my contracts. Should I have questions, I am invited to call one number, and one account representative will handle questions concerning any of my contracts.

The Transfer

An insurance policy creates a creditor-debtor relationship between the policyholder and the insurance company. The policyholder is the creditor and the company is the debtor. The company makes promises and cannot avoid honoring them without the consent of the policyholder. Consequently, each TIAA and T-C Life long-term care insurance policyholder will be asked by MetLife to consent to MetLife being substituted for TIAA or T-C Life as the debtor. Such a substitution of one debtor for another is a "novation," which cannot be accomplished without the consent of the creditor.

Thus the policyholders will be divided into two groups--those who consent and those who do not consent. For those who consent, the arrangement is an outright transfer that is tantamount to a sale. For those who do not consent, the arrangement is a transfer for administration; that is, TIAA or T-C Life retains its liabilities to the policyholders and MetLife serves as administrator.

The transfer is subject to the approval of the New York State Insurance Department ("Department"). In previous transfers approved by the Department, each policyholder was notified of the right to consent or not consent to the elimination of the transferor's liability for the policy. When a policyholder consented, the policy became part of a block of business subject to what CREF calls an "Assumption Reinsurance Agreement," where the transferor was relieved of the liability and the transferee assumed the liability. When a policyholder did not consent, the policy became part of a block of business subject to what CREF refers to as an "Administrative Agreement" and an "Indemnity Reinsurance Agreement," where the transferor retained the liability and the transferee served as administrator.

An important question relates to policyholders who do not respond. In previous transfers approved by the Department, "negative consent" was used. A policyholder who did not respond was deemed to have consented to the elimination of the transferor's liability for the policy. Because of the complexity of the subject, most TIAA and T-C Life policyholders may fail to respond and be deemed to have consented to the elimination of TIAA's or T-C Life's liability for the policy. I have asked the Department to require "positive consent" in this case, so that a policyholder who fails to respond will be deemed to have *not* consented to the elimination of TIAA's or T-C Life's liability for the policy. However, the use of "positive consent" in a transfer would be unprecedented, and my request probably will not be honored.

CREF refers to a "disclosure document" MetLife will send to the policyholders. In previous transfers approved by the Department, the document was a letter that did *not* thoroughly disclose the implications of giving consent or failing to respond. I have asked the Department to require a detailed "policyholder information statement" (similar to the document provided to policyholders in a demutualization) that would thoroughly disclose the implications. However, a policyholder information statement would be unprecedented in a transfer, and my request probably will not be honored.

The "Lack of Authority" Rule

CREF says it "lacks the power or authority to implement" my proposal. However, because of the closeness of the entities, the overlapping officer positions, and the importance of the transfer to the reputation of the TIAA-CREF organization, CREF could persuade TIAA and T-C Life to take the steps identified in my proposal.

By raising the "lack of authority" argument, CREF implies that the transfer is not a CREF matter. However, as indicated in my proposal, CREF's president and chief executive officer devoted six paragraphs to the subject in his opening remarks at the CREF annual meeting on December 15, 2003. His doing so makes it clear that the transfer is very much a CREF matter. See Appendix D.

The above comments notwithstanding, I am willing to change my proposal to eliminate any possible disagreement with regard to the "lack of authority" rule. I am willing to revise the first two lines of the final, operative section of my proposal as follows:

> *Original*: THEREFORE BE IT RESOLVED that CREF participants recommend that Mr. Allison and the appropriate boards, including the Board of Overseers, take the steps necessary to change the . . .
>
> *Revised*: THEREFORE BE IT RESOLVED that CREF participants recommend that Mr. Allison and the CREF Board of Trustees urge the appropriate boards to take the steps necessary to change the . . .

The "Ordinary Business Operations" and "5 Percent" Rules

CREF says my proposal relates to "ordinary business operations" and involves less than 5 percent of TIAA-CREF's business. Irrespective of whether one agrees or disagrees about the transfer being an "ordinary" business transaction, and despite the fact that the long-term care insurance business does indeed represent only a small part of TIAA-CREF's operations, it is profoundly disturbing for an organization with TIAA-CREF's outstanding reputation to even raise those points.

Most if not all of the 46,000 persons who chose TIAA or T-C Life for their long-term care insurance probably did so because of the stellar reputation of the TIAA-CREF organization. Those persons placed their trust and confidence in the organization. There was no way for those persons to know at the outset that the long-term care insurance business would be described as "ordinary business operations" and a "non-core business" subject to being jettisoned without appropriate safeguards.

The "No Significance" Rule

CREF says my proposal "does not relate to any significant social policy issues." That is incorrect. Beginning in 1989, transfers have been discussed in 27 articles in 18 issues of *The Insurance Forum*. See Appendix E.

Transfers were the subject of intense regulatory scrutiny by the National Association of Insurance Commissioners during the 1990s. Unfortunately, however, the deliberations did not result in the development of adequate safeguards for policyholders affected by transfers. As for the transfer in question, it is highly technical and was announced for the first time on November 20, 2003. Those facts may explain why the transfer in question has not yet been the subject of "widespread debate" and "media attention."

The "No Duplication" Rule

Jeremy J. Stone submitted a proposal (the "Original Stone Proposal") on February 5, five days before I submitted my proposal. The Original Stone Proposal is on the same subject as my proposal. However, contrary to the CREF assertion that the two proposals have the same "principal thrust," they are fundamentally different.

The Original Stone Proposal sought to reverse the transfer and/or require TIAA-CREF to continue offering long-term care insurance, warn participants about the implications of consenting to the transfer, and require TIAA-CREF to prepare a report on long-term care insurance. By contrast, my proposal seeks to modify the transfer into a transfer for administration with appropriate safeguards for policyholders.

On February 25, Mr. Stone submitted a significantly revised proposal (the "Revised Stone Proposal"). The Revised Stone Proposal seeks only to warn participants about the implications of consenting to the transfer. Unfortunately, a warning is not enough. TIAA or T-C Life will retain its liability to the policyholder who does not consent, but without the safeguards mentioned in my proposal the policyholder may encounter serious problems in the future. MetLife may increase premiums more rapidly than TIAA or T-C Life would have increased premiums, MetLife may deny claims, settle claims, or terminate claims more vigorously than TIAA or T-C Life would have done, and MetLife may transfer the business for administration to yet another company. While I agree with the need to disclose thoroughly to the policyholder all of the implications of consenting to the transfer, as evidenced by my suggestion that the Department require a policyholder information statement, the safeguards that are identified in my proposal are urgently needed to protect the policyholders.

On February 27, I wrote you by fax that I planned to wait until I saw CREF's revised letter regarding the Revised Stone Proposal. Later that day I spoke with George Djurasovic of CREF. He was not able to tell me exactly when CREF will write you a revised letter regarding the Revised Stone Proposal or, indeed, whether CREF will write you a revised letter regarding the Revised Stone Proposal. Given all of the circumstances, I decided to move ahead with this response.

Conclusion

CREF has failed to meet its burden of showing that my proposal should be omitted from the proxy for the 2004 annual meeting. Nonetheless, I have described in this letter my willingness to revise my proposal to eliminate any possible disagreement over the "lack of authority" rule. For those reasons, and for the other reasons stated in this letter, I respectfully request that the Staff recommend enforcement action if my proposal is omitted from the proxy.

If you have any questions concerning this letter or require any additional information, please contact me at (812) 876-6590.

Sincerely yours,



Joseph M. Belth

Enclosures: Appendixes A-E

cc: George Djurasovic, Esq.
Jeremy J. Stone

APPENDIX A

JOSEPH M. BELTH

Joseph M. Belth, Ph.D., is professor emeritus of insurance in the Kelley School of Business at Indiana University (Bloomington), editor of *The Insurance Forum*, and author of *Life Insurance: A Consumer's Handbook*. He is the author of several other books and numerous journal articles.

For one of his books Belth received the 1966 Elizur Wright award for "outstanding original contribution to the literature of insurance." For journal articles he received awards in 1962, 1964, 1965, 1967, 1971, and 1979. He received the 1987 Financial Security Nest Egg award from the Life Communicators Association for "professional activities in communicating to the general public." For *The Insurance Forum* he received the 1990 George Polk award in the "special publications" category. He received a 1999 Huebner Gold Medal from The American College "in recognition of distinguished service to education and professionalism."

Belth has received degrees from Auburn (New York) Community College (now Cayuga Community College), Syracuse University, and the University of Pennsylvania. He was a life insurance agent in Syracuse for five years in the 1950s. He is a past president of the American Risk and Insurance Association, an organization of insurance professors and others interested in insurance education. He has been a member of the Indiana University faculty since 1962.

Belth was the subject of a page-one profile in *The Wall Street Journal* on January 5, 1978. He was also profiled in *Barron's* on June 8, 1981, and in *The New York Times* on April 17, 1990. He is listed in *Who's Who in America*.

APPENDIX B

SENIOR OFFICERS OF CREF AND THEIR RELATED POSITIONS

Herbert M. Allison, Jr.: Pres/CEO; Chmn/Pres/CEO of TIAA.

Martin L. Liebowitz: Chmn/CIO; VChmn/CIO of TIAA; Director of T-C Life.

Richard J. Adamski: VP/Treas; VP/Treas of TIAA; VP/Treas of T-C Life.

Scott C. Evans: Exec VP; Exec VP of TIAA; Director of T-C Life.

I. Steven Goldstein: Exec VP; Exec VP of TIAA.

E. Laverne Jones: VP/Corp Secy; VP/Corp Secy of TIAA.

Susan Kozik: Exec VP; Exec VP of TIAA.

George W. Madison: Exec VP; Exec VP of TIAA.

Erwin W. Martens: Exec VP; Exec VP of TIAA.

Elizabeth A. Monrad: Exec VP; Exec VP of TIAA.

Frances Nolan: Exec VP; Exec VP of TIAA.

Dermot J. O'Brien: Exec VP; Exec VP of TIAA.

Bertram L. Scott: Exec VP; Exec VP of TIAA; Chmn/Pres/CEO of T-C Life.

John A. Somers: Exec VP; Exec VP of TIAA; Director of T-C Life.


TIAA
CREF

730 Third Avenue
New York NY 10017-3206

Frances Nolan
Executive Vice President, Client Services
A Registered Principal of TIAA-CREF
Individual and Institutional Services, Inc.
800 842 2733 x2069

APPENDIX C

November 20, 2003

Re: Sale of TIAA-CREF's Long-Term Care Insurance Business to MetLife

Dear Policyholder:

At TIAA-CREF we are continually evaluating our businesses to ensure that we are operating in the best interests of our participants and providing our customers with the highest quality programs, products and services at the best price. After a thorough analysis, we have made the strategic decision to sell our long-term care insurance business to Metropolitan Life Insurance Company (MetLife), an insurance industry leader and an A.M. Best A+-rated insurer.

Be assured that as a result of this transaction your policy and premiums will not change. As long as you continue to pay premiums, your policy will remain in force. Approved claims will continue to be honored. If you are on claim, continue to submit your claims to the Long-Term Care Group, our claims outsourcer.

The sale of the business will require regulatory approval, which we expect may take three or more months. Following regulatory approval and the completion of the transaction, you will be contacted by MetLife. In the meantime, TIAA-CREF will continue to service your policy until MetLife assumes service responsibility.

You should continue to call TIAA-CREF with any questions about your policy until further notice.

To reach TIAA-CREF, call 1-800-223-1200 and follow the prompts for service on existing policies. Our representatives are available Monday through Friday from 8 a.m. to 6 p.m. Eastern Time.

We value your participation with TIAA-CREF and look forward to helping you meet your future financial needs.

Sincerely,

Frances Nolan

Frances Nolan
Executive Vice President
Client Services

APPENDIX D

EXCERPT FROM CEO'S INTRODUCTORY REMARKS AT CREF ANNUAL MEETING ON DECEMBER 15, 2003

This year, we have also made the difficult decision to sell our long-term care insurance business to Metropolitan Life Insurance Company. After careful consideration, we concluded that our long-term-care policyholders would be better served if their policies were held by MetLife, a large, financially sound carrier committed to the long-term care insurance market.

In recent years, that market has experienced major consolidation. A few large carriers now own the lion's share of the business. For example, MetLife has 428,000 policies in-force, nearly 10 times the number of policies that we hold.

Because we manage relatively few long-term care policies, we cannot match the economies of scale of the large carriers. We would, over time, have difficulty holding down our premium rates, adding new features and coverage benefits and providing other services to meet policyholders' ongoing needs.

This is not the first time we have exited an insurance business. A few years ago, we sold our health insurance business, and last year, we sold our group life business.

Nonetheless, we did not make this decision lightly, and we are acutely aware that it is a serious concern to our participants who are affected. That is why we interviewed several prospective buyers of the business and selected one, MetLife, that we believe has the best ability to protect the interests of our policy holders, even though it was not the highest bidder.

We believe that selling this business to MetLife will benefit not only our 46,000 policy holders but also the rest of our 3.2 million participants.

APPENDIX E

ARTICLES IN "THE INSURANCE FORUM" ABOUT TRANSFERS

Oct 89: Assumption Reinsurance and the Plight of the Consumer
Dec 89: More on Assumption Reinsurance--A Court Decision in California, Penn Mutual, and the New York Insurance Department
Jan 91: Assumption Reinsurance Strikes Again--The Beneficiary of a Life Insurance Policy Becomes Another Victim of an Abusive Industry Practice
May 91: The Struggle to Protect the Rights of Policyowners When Policies Are Transferred from One Insurance Company to Another
Feb 92: Security Benefit Life and the State Guaranty Associations; An Aetna Policy-owner Says No to the Transfer of Health Insurance Coverage to Mutual of Omaha
May 92: The Assault by State Regulators on the Rights of Insurance Consumers
Aug 92: A Suggested Commitment Clause Regarding Insurance Policy Transfers; Insurance Policy Transfers and the United States Constitution; More on Security Benefit Life and the State Guaranty Associations
Jan 93: The Continuing Struggle to Protect the Rights of Policyowners When Policies Are Transferred from One Insurance Company to Another
Feb 93: Jackson National's Transfer of Its Michigan Policyowners
Mar 93: Great-West Life's Transfer of Its United States Policyowners
May 93: A Continental Casualty Company Policyowner Says No to the Transfer of Her Medicare Supplement Policy to Bankers Life and Casualty Company
Jun 93: Jackson National's Michigan Transfer Begins To Unravel
Aug 93: Crown Life's Transfer of Its United States Disability Business to Lone Star Life--A Case Study in Nondisclosure of Material Information; Manufacturers Life's Transfer of Its United States Policyowners; Statement of Joseph M. Belth to the NAIC on Insurance Policy Transfers; Jackson National's Meaningless Victory over Michigan Officials
Dec 93: Policy Transfers and the Kansas Insurance Department; The Saga of the Security Benefit Annuities; The NAIC, Policy Transfers, and the Rights of Insurance Consumers
Apr 96: Jackson National Reverses Its Transfer
Oct 97: Allmerica's Impending Transfer of Its Disability Insurance Business to Metropolitan Life
Apr/May 03: Transferring Claims Administration for Disability Insurance Policies; Other Agreements for Transferring Disability Insurance Claims Administration
Jul 03: John Hancock/UnumProvident Agreements Reveal an Important Dimension of Transfers for Claims Administration